January 26, 2026

Igor Volshteyn
Chief Executive Officer
Spartacus Acquisition Corp. II
3800 N Lamar Blvd, Suite 200
Austin, TX 78756

       Re: Spartacus Acquisition Corp. II
           Registration Statement on Form S-1
           Filed December 23, 2025
           File No. 333-292421
Dear Igor Volshteyn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Stuart Neuhauser, Esq.